# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gamehaus Holdings Inc., CIK 0002000530
CUSIP: G3731B108
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500, Shengxia Road, Pudong New District, Shanghai, China (F4), 201210
Date of event which requires filing of this statement: 11/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002160835

## Reporting persons
- Song Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,657,477; sole dispositive power 0; shared dispositive power 2,657,477; aggregate amount beneficially owned 2,657,477 (3.46% of the class)
- Shanghai Jintou Network Technology Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 2,657,477; sole dispositive power 0; shared dispositive power 2,657,477; aggregate amount beneficially owned 2,657,477 (3.46% of the class)

## Item 1. Issuer
Name of issuer: Gamehaus Holdings Inc.
Address of issuer's principal executive offices: 5th Floor, Building 2, No. 500 Shengxia Road, Pudong New District, Shanghai, China 201210

## Item 2. Person Filing
Name of person filing: This Statement is being filed on behalf of (i) Song Li, and (ii) Shanghai Jintou Network Technology Co., Ltd. ("Jintou"). Song Li and Jintou are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office for each Reporting Person is Building 2, 3rd Floor, No. 200 Zhangheng Road, China (Shanghai) Pilot Free Trade Zone.
Citizenship: Song Li is a citizen of the People's Republic of China, and Jintou is organized under the laws of the People's Republic of China.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
2,657,477.

Jintou holds 2,657,477 Class A Ordinary Shares of the Issuer. Jintou is wholly owned by Shanghai Songmeng Network Technology Co., Ltd. Shanghai Songmeng Network Technology Co., Ltd. is wholly owned by Shanghai Maiya Network Technology Co., Ltd., which is majority owned by Shanghai Xuyanze Network Technology Co., Ltd., which, in turn, is majority owned by Song Li, who may be deemed to have voting and dispositive power over the securities held by Shanghai Jintou Network Technology Co., Ltd.
Percent of class: 3.46%. Calculated based on 76,716,254 Class A ordinary shares issued and outstanding, as reported in the 6-K of the Issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,657,477
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,657,477

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Song Li: /s/ Song Li, Song Li (11/12/2026)
- Shanghai Jintou Network Technology Co., Ltd.: /s/ Guilin Yin, Guilin Yin, Director (11/12/2026)